Exhibit B.

                 JAZZTEL CLOSES RESTRUCTURING, CANCELS ALL HIGH
       YIELD NOTES OUTSTANDING AND ISSUES NEW SHARES AND CONVERTIBLE NOTES

Madrid, 29th November, 2002 - Jazztel p.l.c. (together with its subsidiaries:
"Jazztel" or the "Company"), (Nasdaq Europe: JAZZ and the Nuevo Mercado in
Spain: JAZ), announced today the successful closing of the Restructuring process it initiated in April 2002, pursuant to which all of the Company's High Yield Notes, representing an aggregate principal amount of (euro)837.5m, will have been cancelled. The cancellation of the (euro)668m High Yield Notes not already re-purchased by the Company (the "Scheme Notes") will be in exchange for 457,334,951 new ordinary shares and (euro)75m of 12% convertible notes maturing in 2012. The interest is payable at the Company's option in cash or in kind and the bonds are initially convertible into 17.5% of the Company's share capital after recapitalisation at an initial conversion price of (euro)0.68 per share, and contain subject to customary anti-dilution adjustments.

The notes cancelled are:

-(euro)100m 14.00% Notes due April 2009, of which $81.8m are Scheme Notes, -(euro)110m 14.00% Notes due April 2009, of which (euro)105.5m are Scheme Notes, -(euro)400m 13.25% Notes due December 2009, of which (euro)313.6m are Scheme
  Notes and
-(euro)225m 14.00% Notes due June 2010, of which (euro)165.1m are Scheme Notes

In accordance with the terms of the Scheme of Arrangement approved by the UK court on 25 October 2002, the cancellation of the Scheme Notes in exchange for new ordinary shares and convertible bonds will automatically take place on Monday, December 2, 2002, as all of the conditions required to implement the Scheme have been fulfilled. In addition, the UK court order sanctioning the Scheme was registered at the UK Companies House today. The last of these conditions, which was the registration by the CNMV, the Spanish securities market regulator, of the prospectuses and ancillary documentation in relation to the issue of the new ordinary shares and convertible notes, was fulfilled yesterday.

Following the completion of the restructuring Jazztel plc has 519.7 m fully diluted ordinary shares outstanding of which 12% will be owned by its former shareholders and holders of outstanding warrants and options granted under the Company's current stock option plans, and 88% by its former holders of Scheme Notes. The 457.3m newly issued ordinary shares will be subject to a four stage lockup to be released in equal portions (each representing 25% of the total shares issued) every 30 days from today. The Company reiterates that the share price may be impacted due to the excess of supply caused by the large amount of newly issued shares coming into the market.




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After tomorrow, Jazztel will have no major financial debt other than the
(euro)75m of convertible notes and the fully utilised bank facility. The bank debt is comprised of a (euro)30m term loan to fund Jazztel.'s operations and the
(euro)24.5m performance bonds related to the Company's LMDS license. The following are certain items from our balance sheet presented on a pro-forma basisas if the Restructuring had been completed as of September 2002:

o      Fixed Assets will decrease by(euro)67m from(euro)620m to(euro)553m

o      Current Liabilities will decrease by(euro)26m from(euro)189m to(euro)163m

o      Long Term Debt will decrease by(euro)575m from(euro)693m to(euro)118m

o      Capital Lease Obligations will decrease by(euro)50m from(euro)92m to
       (euro)42m; and

o      Shareholders Equity will improve from negative (euro)145m to positive
       (euro)427m or by (euro)572m.

Pro-forma for the Restructuring, taking into account the anticipated receipt of
(euro)5.7m of the escrow cash attributable to the Company-owned notes due December 2009, Jazztel, as of end of the third quarter, had (euro)96.1m of available cash. The Company expects to fund its operations in the future with this cash position.

Massimo Prelz, the Company's new Chairman as of November 6th , commented: "Today is the beginning of the new Jazztel. We will like to thank all our customers, employees, shareholders, bondholders and people that have made this restructuring possible. The new Jazztel will emerge stronger than ever".

Commenting on the closing of the transaction Antonio Carro, Jazztel's Chief Executive Officer said: "We are now in a privileged financing situation that will allow us to grow our customer base and traffic volume. Jazztel's management and its new Board of Directors are enthusiastic about Jazztel's prospects".

Advisors

Goldman Sachs International has acted as financial advisor to the Company on the Recapitalisation. Chadbourne & Parke, Linklaters and Uria y Menendez acted as legal counsel to the Company.

Rothschild has acted as financial advisor to the Bondholders' Committee. Cadwalader Wickersham & Taft and Cuatrecasas acted as legal counsel to the Bondholders' Committee.




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


About JAZZTEL
Jazztel p.l.c., (Nasdaq Europe: JAZZ and the Nuevo Mercado in Spain: JAZ) is a infrastructure based data and telecommunications operator with activities in Spain and Portugal. The company provides broadband solutions for data, Internet and voice services to small and medium sized businesses in the Iberian Peninsula. The company is constructing networks in over 150 metropolitan areas and business parks in Spain and Portugal. The access networks, linked by a long-distance network, will constitute one of Europe's fastest data and Internet telecommunication networks with transmission capacity of up to 720 gigabits. The company was founded in 1997. Jazztel also holds nationwide fixed wireless access licenses in Portugal and Spain, in the last case through Banda 26, a subsidiary of the Group.

Contact: www.jazztel.com
Investor Relations                                      Andrew Hazell
Tel: 34 91 291 7200                                     Press Relations
Jazztel.IR@jazztel.com                                  Tel: 34 91 131 9570
----------------------

This notice does not constitute an offer for sale of any securities in the United States or elsewhere. Any securities to be offered in the future may not be offered or sold in the United States unless registered under the United States Securities Act of 1933 or an applicable exemption from the registration requirements of such Act is available. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that prospectus will contain detailed information about the company and management, as well as financial statements.

Certain statements in this release are forward-looking statements that are subject to material risks and uncertainties. Those statements are made pursuant to the safe harbour provisions of the Private Security Litigation Reform Act of 1995. Actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the recapitalisation and with our businesses, which include among others, competitive and technological developments, risks associated with the Company's growth, construction delays, the development of the Company's markets, regulatory risks, dependence on its major customers and their spending patterns, general economic conditions, availability of financing and other risks which are presented in the Company's filings with the US Securities and Exchange Commission, including its annual report on Form 20-F and reports on Form 6-K, and certain European regulatory authorities.



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